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June 22, 2015

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Susan Block, Attorney-Advisor

Sonia Bednarowski

Effie Simpson

Jean Yu

Re:	Unique Fabricating, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed May 4, 2015 File No. 333-200072

Ladies and Gentlemen:

We are submitting this letter on behalf of Unique Fabricating, Inc. (the “Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by comment letter dated June 19, 2015 (the “Comment Letter”) relating to Amendment No. 2 to the above-referenced registration statement on Form S-1 of the Company filed on June 5, 2015 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Comment Letter; the Staff’s comments are set forth in bold italics. All page numbers in the response below refer to Amendment 3 to the Registration Statement, except as otherwise noted herein. For the convenience of the Staff, we also are sending, by overnight courier, copies of this letter and word copies of Amendment No. 3 that are marked to show changes from the Registration Statement.

United States Securities and Exchange Commission

June 22, 2015

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to include updated disclosures.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 29

1.	Please provide pro forma condensed consolidated financial information for the interim period ended March 29, 2015. Refer to Rule 11-02(c) of Regulation S-X.

Pro forma condensed consolidated financial information for the interim period ended March 29, 2015 has been provided at page 29.

2.	We note your revised disclosure in response to our prior comment 5 and that you have included 1,459 shares representing the impact of offering proceeds used to repay the 16% senior subordinated note within your calculation of pro forma basic and diluted weighted average shares outstanding. However, based upon the net proceeds of $14.38 million you will receive from the offering, it appears approximately 91.3% will be used to repay the $13.13 million outstanding balance of the 16% senior subordinate note. In this regard, it appears 1,712 shares should be reflected as the number of shares whose proceeds will be used for debt repayment purposes. Please advise or revise your calculation accordingly.

The calculation has been revised based upon 1.712 million shares as the number of shares whose proceeds will be used for debt repayment purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 35

Investing Activities, page 43

3.	We note your disclosure on page 43 that construction of a new facility was completed in April 2015 and your disclosure on page 60 that the construction was “substantially completed” in April 2015. Please revise for consistency or advise.

Disclosure on page 43 has been revised to state that construction was substantially completed in April 2015, consistent with page 60.

Plan of Distribution; Underwriting, page 84

4.	Please clarify as to whether National Securities Corporation is acting as an underwriter in this offering. In this regard, we note that National Securities Corporation no longer serves as your qualified independent underwriter and that Roth Capital Partners will be serving as the qualified independent underwriter. We further note that National Securities Corporation is not listed as an underwriter on the cover page, but is discussed here. Please advise.

National Securities will act as an underwriter and has been added to the front cover page.

United States Securities and Exchange Commission

June 22, 2015

Underwriter Warrants, page 85

5.	We note your response to our prior comment 8. Please clarify that the Underwriter Warrants are not part of the registered offering.

Disclosure has been added stating that the underwriters’ warrants are not part of the registered offering.

Unaudited Interim financial statements, page F-2
Consolidated Statement Statements of Cash Flows, page F-5

6.	Reference is made to the caption “Acquisition of Unique Fabricating, net of cash acquired” under cash flows from investing activities for which you recorded $(755,018) and $(168,633), respectively for the twelve weeks ended March 29, 2015 and thirteen weeks ended March 30, 2014. Please explain to us the nature of such amounts and why you believe it is appropriate to reflect the related cash outflows within investing activities when the acquisition occurred in fiscal 2013. As part of your response, please tell us how you considered the guidance in ASC 230-10-45-13.

We have updated the cash flow statements and other disclosures, as appropriate, to reflect the guidance in ASC 230-10-45-13. We have moved the amounts to financing cash flows for the March 29, 2015 period. We have left the $(168,633) as an investing cash flow as we believe the outflow related to a working capital type adjustment that occurred soon after the purchase of Unique Fabricating and would properly classify as an investing activity per ASC 230-10-45-13.

Note 2 – Business Combinations, page F-11

7.	Please remove the pro forma supplementary information for the twelve weeks ended March 29, 2015 as the acquisition occurred in February 2014. Refer to the guidance in ASC 805-10-50-2.h.3.

Pro forma supplementary information for the twelve weeks ended March 29, 2015 has been removed.

8.	We note that the pro forma net sales and net income for the thirteen weeks ended March 30, 2014 was $29,273,090 and $885,775, respectively, relative to historical net sales and net income of $29,116,713 and $461,730, respectively. In light of the fact that pro forma net income increased significantly more than pro forma net sales, please tell us and disclose the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in pro forma net sales and earnings. Refer to ASC 805-10-50-2.h.4.

We have added disclosure in Note 2 to disclose the nature and amount of any material, non-recurring pro forma adjustment directly attributable to the business combination.

United States Securities and Exchange Commission

June 22, 2015

Note 11 – Income Taxes, page F-46

9.	Please revise your income tax footnote to include the components of income (loss) before income tax expense (benefit) as either domestic or foreign pursuant to Rule 4-08(h) of Regulation S-X.

The income tax footnote has been revised to include components of income (loss) before income tax expense (benefit) as domestic or foreign.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (973) 643-5082 or Steven Wasserman at (973) 286-5509.

Very truly yours,

Ira A. Rosenberg
Sills Cummis & Gross P.C.

cc:	John Weinhardt

Unique Fabricating, Inc.

Steven Wasserman

Sills Cummis & Gross P.C.

Donald Figliulo

Polsinelli, P.C.